October 17, 2011

Ms. Suzanne Hayes
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Federal Home Loan Mortgage Corporation
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 24, 2011
Form 10-Q for Fiscal Quarter Ended June 30, 2011
Filed August 8, 2011
File No. 001-34139

Dear Ms. Hayes:

This letter is to inform you that we have received your letter dated September 30, 2011 regarding the periodic financial statements shown above. As discussed with Stephanie Hunsaker on October 14, 2011, we plan to submit our response to your letter no later than November 4, 2011.

If you have any questions about this submission, please contact Timothy Kviz, Vice President — Accounting Policy (703-714-3800) or Kevin MacKenzie, Vice President and Deputy General Counsel — Securities (703-903-2710).

Sincerely,

/s/ Ross J. Kari

Ross J. Kari Executive Vice President and Chief Financial Officer

cc:	Mr. Charles E. Haldeman, Jr., Chief Executive Officer
Mr. Christopher S. Lynch, Freddie Mac Audit Committee Chairman
Mr. William J. Lewis, PricewaterhouseCoopers LLP
Mr. Nicholas Satriano, Chief Accountant, Federal Housing Finance Agency